CONSOLIDATED
FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2022 AND 2021

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Ero Copper Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Ero Copper Corp. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income, cash flow and changes in shareholders’ equity for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 7, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a

Ero Copper Corp.

whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of recognition of uncertainties over income tax treatments in Brazil

As discussed in note 3(e) to the consolidated financial statements, uncertainties over income tax treatments are evaluated on the basis of whether it is probable that they will be accepted upon examination by the relevant taxing authorities in Brazil. These uncertainties impact the amount of income taxes recognized. As discussed in notes 2(d) and 26(d), the Company operates in Brazil where tax authorities may audit income tax treatments and the resolution of such audits may span multiple years. Tax law in Brazil is complex and often subject to changes and to varied interpretations; accordingly, the ultimate outcome with respect to income tax treatments may differ from the amounts recognized.

We identified the assessment of recognition of uncertainties over income tax treatments in Brazil as a critical audit matter. A high degree of subjective auditor judgment and specialized skills and knowledge was required in assessing the Company’s judgments and estimates relating to interpretation and application of income tax law that were used to determine these uncertain tax positions.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to the Company’s process to assess uncertain tax positions. We involved tax professionals with specialist skills and knowledge who assisted in evaluating the Company’s application of tax law and assessing its uncertain tax positions by inspecting internally and externally prepared documentation, including correspondence with the Brazilian tax authorities and third-party legal and tax advice received by the Company.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2017.

Vancouver, Canada
March 7, 2023

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Ero Copper Corp.

Opinion on Internal Control Over Financial Reporting

We have audited Ero Copper Corp.’s (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company has maintained effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income, cash flow and changes in shareholders’ equity, for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 7, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Discussion Analysis under the heading “Disclosure Controls and Procedures and Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2)

Ero Copper Corp.

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
March 7, 2023

Ero Copper Corp.
Table of Contents

Ero Copper Corp.
Consolidated Statements of Financial Position
(Amounts in thousands of US Dollars)

	Notes	December 31, 2022	December 31, 2021
ASSETS
Current
Cash and cash equivalents		$177,702	$130,129
Short-term investments		139,700	—
Accounts receivable		10,289	30,704
Inventories	5	30,955	26,019
Other current assets	6	33,781	21,834
		392,427	208,686
Non-Current
Mineral property, plant and equipment	7	755,274	445,428
Exploration and evaluation assets	8	15,686	32,038
Deferred income tax assets	21	—	2,315
Deposits and other non-current assets	9	24,689	1,295
		795,649	481,076
Total Assets		$1,188,076	$689,762

LIABILITIES
Current
Accounts payable and accrued liabilities	10	$84,603	$66,384
Current portion of loans and borrowings	11	15,703	4,344
Current portion of deferred revenue	12	16,580	10,511
Income taxes payable		5,435	7,353
Current portion of derivatives	23	577	29,357
Current portion of lease liabilities		6,223	4,711
		129,121	122,660
Non-Current
Loans and borrowings	11	402,354	54,906
Deferred revenue	12	69,476	83,711
Provision for rehabilitation and closure costs	13	22,172	19,037
Deferred income tax liabilities	21	6,229	—
Lease liabilities		4,740	2,399
Other non-current liabilities	14	11,819	11,559
		516,790	171,612
Total Liabilities		645,911	294,272

SHAREHOLDERS’ EQUITY
Share capital	15	148,055	133,072
Equity reserves		(66,189)	(94,910)
Retained earnings		456,726	354,895
Equity attributable to owners of the Company		538,592	393,057
Non-controlling interests		3,573	2,433
		542,165	395,490
Total Liabilities and Equity		$1,188,076	$689,762

Commitments (Notes 8 and 12); Contingencies (Note 26); Subsequent events (Notes 11 and 23)

APPROVED ON BEHALF OF THE BOARD:

"David Strang"	, CEO and Director	"Matthew Wubs"	, Director

The accompanying notes are an integral part of these consolidated financial statements                       Page 1

Ero Copper Corp.
Consolidated Statements of Operations and Comprehensive Income
(Amounts in thousands of US Dollars, except share and per share amounts)

		Year ended December 31,
	Notes	2022	2021

Revenue	16	$426,392	$489,915
Cost of sales	17	(239,217)	(171,057)
Gross profit		187,175	318,858

Expenses
General and administrative	18	(49,459)	(38,846)
Share-based compensation	15 (e)	(7,931)	(7,848)
Income before the undernoted		129,785	272,164
Finance income		10,295	2,991
Finance expense	19	(33,223)	(12,159)
Foreign exchange gain (loss)	20	19,910	(21,968)
NX Gold PMPA transaction fees	12	—	(1,219)
Other expenses		(384)	(2,889)
Income before income taxes		126,383	236,920

Income tax expense
Current		(15,043)	(22,428)
Deferred		(8,273)	(11,860)
	21	(23,316)	(34,288)
Net income for the year		$103,067	$202,632

Other comprehensive gain (loss)
Foreign currency translation gain (loss)		29,897	(24,252)
Comprehensive income		$132,964	$178,380

Net income attributable to:
Owners of the Company		101,831	201,053
Non-controlling interests		1,236	1,579
		$103,067	$202,632

Comprehensive income attributable to:
Owners of the Company		131,540	176,898
Non-controlling interests		1,424	1,482
		$132,964	$178,380

Net income per share attributable to owners of the Company
Basic	15 (f)	$1.12	$2.27
Diluted	15 (f)	$1.10	$2.21

Weighted average number of common shares outstanding
Basic	15 (f)	90,789,925	88,602,367
Diluted	15 (f)	92,170,656	90,963,452

The accompanying notes are an integral part of these consolidated financial statements                       Page 2

Ero Copper Corp.
Consolidated Statements of Cash Flow
(Amounts in thousands of US Dollars)

		Year ended December 31,
	Notes	2022	2021
Cash Flows from Operating Activities
Net income for the year		$103,067	$202,632
Adjustments for:
Amortization and depreciation		58,969	47,290
Income tax expense		23,316	34,288
Amortization of deferred revenue	16	(14,781)	(7,279)
Share-based compensation	15 (e)	7,931	7,848
Finance income		(10,295)	(2,991)
Finance expenses	19	33,223	12,159
Foreign exchange (gain) loss		(23,095)	20,277
Other		(490)	(1,164)
Changes in non-cash working capital items	25	(18,029)	(15,098)
		159,816	297,962
Advance from NX Gold PMPA	12	3,207	100,000
Derivative contract settlements	20	(11,983)	(22,240)
Provision settlements		(2,238)	(2,039)
Income taxes paid		(5,416)	(9,094)
		143,386	364,589

Cash Flows used in Investing Activities
Additions to mineral property, plant and equipment		(282,775)	(169,159)
Additions to exploration and evaluation assets		(13,044)	(12,672)
Other investments, net of interest received		(129,987)	2,305
		(425,806)	(179,526)

Cash Flows (used in) / from Financing Activities
Lease liability payments		(7,426)	(4,843)
New loans and borrowings, net of finance costs		401,495	5,471
Loans and borrowings repaid		(55,650)	(113,240)
Interest paid on loans and borrowings		(15,383)	(4,164)
Other finance expenses paid		(4,542)	(4,204)
Proceeds from exercise of stock options and warrants		8,805	5,550
		327,299	(115,430)

Effect of exchange rate changes on cash and cash equivalents		2,694	(2,012)
Net increase in cash and cash equivalents		47,573	67,621
Cash and cash equivalents - beginning of year		130,129	62,508
Cash and cash equivalents - end of year		$177,702	$130,129
Supplemental cash flow information (note 25)

The accompanying notes are an integral part of these consolidated financial statements                      Page 3

Ero Copper Corp.
Consolidated Statements of Changes in Shareholders' Equity
(Amounts in thousands of US Dollars, except share and per share amounts)

		Share Capital		Equity Reserves
	Notes	Number of shares	Amount	Contributed Surplus	Foreign Exchange	Retained Earnings	Total	Non-controlling interest	Total equity

Balance, December 31, 2020		87,879,261	$126,152	$15,637	$(82,928)	$153,842	$212,703	$1,372	$214,075
Income for the year		—	—	—	—	201,053	201,053	1,579	202,632
Other comprehensive loss for the year		—	—	—	(24,155)	—	(24,155)	(97)	(24,252)
Total comprehensive income (loss) for the year		—	—	—	(24,155)	201,053	176,898	1,482	178,380
Shares issued for:
Exercise of options and warrants		2,325,117	6,920	(1,370)	—	—	5,550	—	5,550
Share-based compensation	15 (e)	—	—	7,295	—	—	7,295	—	7,295
Reclassified as cash-based equity awards		—	—	(9,389)	—	—	(9,389)	—	(9,389)
Dividends to non-controlling interest		—	—	—	—	—	—	(421)	(421)
Balance, December 31, 2021		90,204,378	$133,072	$12,173	$(107,083)	$354,895	$393,057	$2,433	$395,490

Balance, December 31, 2021		90,204,378	$133,072	$12,173	$(107,083)	$354,895	$393,057	$2,433	$395,490
Income for the year		—	—	—	—	101,831	101,831	1,236	103,067
Other comprehensive income for the year		—	—	—	29,709	—	29,709	188	29,897
Total comprehensive income for the year		—	—	—	29,709	101,831	131,540	1,424	132,964
Shares issued for:
Exercise of options		1,812,558	12,618	(3,813)	—	—	8,805	—	8,805
Settlement of restricted share units		37,099	529	(861)	—	—	(332)	—	(332)
Settlement of performance share units		128,598	1,836	—	—	—	1,836	—	1,836
Share-based compensation	15 (e)	—	—	3,686	—	—	3,686	—	3,686
Dividends to non-controlling interest		—	—	—	—	—	—	(284)	(284)
Balance, December 31, 2022		92,182,633	$148,055	$11,185	$(77,374)	$456,726	$538,592	$3,573	$542,165

The accompanying notes are an integral part of these consolidated financial statements                                         Page 4

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

1.    Nature of Operations

Ero Copper Corp. (“Ero" or the "Company") was incorporated on May 16, 2016 under the Business Corporations Act (British Columbia) and maintains its head office at Suite 1050, 625 Howe Street, Vancouver, BC, V6C 2T6. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

The Company’s principal asset is its 99.6% ownership interest in Mineração Caraíba S.A. (“MCSA”). The Company also currently owns a 97.6% ownership interest in NX Gold S.A. (“NX Gold”) indirectly through its wholly-owned subsidiary, Ero Gold Corp. (“Ero Gold”).

MCSA is a Brazilian copper company which holds a 100% interest in the Caraíba Operations (formerly known as the MCSA Mining Complex) and the Tucumã Project (formerly known as the Boa Esperança Project). MCSA’s predominant activity is the production and sale of copper concentrate from the Caraíba Operations, located in Bahia, Brazil, with gold and silver produced and sold as by-products. The Tucumã Project is located within the municipality of Tucumã in the southeastern part of the state of Pará, Brazil. In February 2022, the Board of Directors of the Company approved the construction of the Tucumã Project.

NX Gold is a Brazilian gold mining company which holds a 100% interest in the Xavantina Operations (formerly known as the NX Gold Mine) and is focused on the production and sale of gold as its main product and silver as its by-product. The Xavantina Operations is located approximately 18 kilometers west of the town of Nova Xavantina, in southeastern Mato Grosso State, Brazil.

2.    Basis of Preparation

(a)     Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee.

These consolidated financial statements were authorized for issue by the Board of Directors of the Company (the “Board”) on March 7, 2023.

(b) Basis of Presentation and Principles of Consolidation

These consolidated financial statements have been prepared on a historical cost basis except for fair-value through-profit-or-loss and derivative financial instruments, which are measured at fair value.

These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are entities controlled by the Company. Control over a subsidiary is defined to exist when the Company is exposed to variable returns from involvement with an investee and has the ability to affect the returns through power over the investee. All intercompany balances and transactions are eliminated upon consolidation.

Since the Company does not own 100% of its interests in MCSA and NX Gold, the interest attributable to non-controlling shareholders is reflected in non-controlling interests. Adjustments to non-controlling interests that do not involve the loss of control are accounted for as equity transactions and adjustments are based on a proportionate amount of the net assets of the subsidiary.

Certain comparative amounts have been reclassified to conform with the current year’s financial statement presentation. Such reclassifications were not considered material.

    Notes to Financial Statements | Page 5

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(c) Foreign Currency Translation

The functional currency and presentation currency of the Company is the US dollar. The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the statement of financial position date while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in profit or loss.

The functional currency of MCSA and NX Gold is the Brazilian Real (“BRL”). The assets and liabilities of MCSA and NX Gold are translated into the US dollar presentation currency using the rate of exchange at the statement of financial position date while revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in a separate component of shareholders’ equity.

(d)     Use of Estimates and Judgments

In preparing these financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of the assets, liabilities, revenues and expenses.

The estimates and assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Critical Judgments

Functional currency

The functional currency of the Company and each of its subsidiaries is the currency of the primary economic environment in which the entities operate. The Company has determined that the functional currency for the Company is the US dollar while the functional currency for MCSA and NX Gold is the BRL. Assessment of functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Legal claims and contingent liabilities

The recognition of legal provisions and contingent liabilities involves the assessment of claims made against the Company and each of its subsidiaries. The recognition of a legal provision, or disclosure of a contingent liability, involves certain judgments to determine the probability of whether a cash outflow will occur. In making this judgment, management has assessed various criteria and also relies on the opinions of its legal advisers to assist in making this assessment.

Key Sources of Estimation Uncertainty

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Significant estimates made by management affecting the consolidated financial statements include:

    Notes to Financial Statements | Page 6

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Derivative instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including assumptions for forward interest and foreign exchange rates, volatilities and discount rates. The fair value of the Company’s derivative contracts includes an adjustment for credit risk for either the Company or the counter party as applicable. Changes in the assumptions for inputs into the models affect the fair value of the derivatives recognized in the statement of financial position as well as the unrealized gains or losses recognized in net income.

Mineral reserve and resource estimates including life of mine plan

The Company estimates its mineral reserves and resources based on information compiled by competent individuals. Mineral reserves are used in the calculation of depreciation, impairment assessments, for forecasting the timing of payment of mine closure and rehabilitation costs, as well as amortization of deferred revenues.

There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the estimation methodology, forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in changes in the mineral reserves.

The carrying amounts of the Company’s mineral property, plant and equipment are depleted in part based on recoverable mineral reserve tonnes processed, depending on the use of the asset. Changes to estimates of recoverable quantities of metals, mineral reserve tonnes and depletable costs, including changes resulting from revisions to the Company’s mine plans and changes in metals prices forecasts, can result in a change to future depreciation and depletion rates, amortization of deferred revenue, and may also result in impairment charges of non-current assets.

Mine closure and reclamation costs

Significant estimates and assumptions are made in determining the provision for mine closure and reclamation costs as there are numerous factors that will affect the ultimate liability payable. These factors include estimation of the extent and cost of rehabilitation activities, timing of future cash flows, discount rates, inflation rate, and regulatory requirements.

Changes in the above factors can result in a change to the provision recognized by the Company. Changes to mine closure and rehabilitation costs are recorded with a corresponding change to the carrying amounts of related mineral property, plant and equipment. Adjustments to the carrying amounts of related mineral property, plant and equipment can result in a change to future depreciation and depletion expense.

Income taxes

The determination of the Company’s tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings, which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

    Notes to Financial Statements | Page 7

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

The Company operates in Brazil where tax authorities may audit income tax treatments and the resolution of such audits may span multiple years. Tax law in Brazil is complex and often subject to changes and to varied interpretations; accordingly, the ultimate outcome with respect to income tax treatments may differ from the amounts recognized. The Company’s assessment of whether it is probable that uncertain income tax treatments will be accepted by tax authorities in Brazil is a significant management judgment.

Deferred Revenue

Judgment and estimates were required in determining the accounting for the precious metal purchase agreement with RGLD Gold AG, a subsidiary of Royal Gold Inc. (collectively "Royal Gold"), which is accounted for as deferred revenue in accordance with IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). As the Company’s obligation under the precious metal purchase agreement will be satisfied through deliveries of a non-financial item (i.e. deliveries of gold ounces), rather than cash or other financial assets, it was determined to be entered into and continued to be held for the purpose of the delivery of a non-financial item in accordance with the Company’s expected sale or usage requirements and thus not within the scope of IFRS 9 Financial Instruments (“own use exemption”). The determination of whether the own use exemption applies requires management’s judgements.
Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognized as revenue. Key inputs into the estimate of the amount of deferred revenue that should be recognized include the following:

a.Future gold prices were used at inception of the contract to estimate the expected total consideration to be received under the contract including variable consideration and is used as the stand alone selling price to allocate the consideration to each ounce of gold to be delivered to Royal Gold, and
b.Expected life of mine gold production and the timing thereof, which is estimated based on the approved life of mine for the NX Gold mine and the portion of mineral resources anticipated to be converted to mineral reserves

(e)    Future Changes in Accounting Policies Not Yet Effective as of December 31, 2022

The following amendments to accounting standards have been issued but not yet adopted in the financial statements:

•In September 2019, the IASB issued first phase amendments IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Hedging, and IFRS 7 Financial Instrument Disclosures to address the financial reporting impact of the reform on interest rate benchmarks, including the replacement of some interbank offered rates (“LIBOR”) with alternative benchmark rates.

In January 2023, the Company amended its existing senior secured revolving credit facility (the "Amended Senior Credit Facility") to increase the aggregate commitments from $75 million to $150 million and extend the maturity from March 2025 to December 2026. The Amended Senior Credit Facility will bear interest on a sliding scale of Secured Overnight Financing Rate ("SOFR") plus an applicable margin of 2.00% to 4.00%, compared to LIBOR plus 2.25% to 4.25% previously. The switch to SOFR does not have a significant impact on the consolidated financial statements.

•In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities Arising from a Single Transaction which amended IAS 12, Income Taxes ("IAS 12"). The amendments narrowed the scope of the recognition exemption in IAS 12, relating to the recognition of deferred tax assets and liabilities, so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as leases and reclamation and closure cost provisions. The amendments are effective for annual reporting periods beginning on or after

    Notes to Financial Statements | Page 8

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

January 1, 2023 to transactions that occur on or after the beginning of the earliest comparative period presented. Earlier application is permitted. The Company does not expect the adoption of this amendment to have a material impact on its consolidated financial statements.

•In October 2022, the IASB published amendments to IAS 1 Presentation of Financial Statements to clarify whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current or non-current (based on a substantive right to defer settlement). This amendment is in effect January 1, 2024 with early adoption permitted. The Company has not yet determined the effect of adoption of this amendment on its consolidated financial statements.

3.    Significant Accounting Policies

(a)Revenue

Revenue relating to the sale of metals is recognized at the point the customer obtains control of the product and when the Company has satisfied its performance obligations. Control is transferred when title has passed to the purchaser, the product is physically delivered to the customer, the customer controls the risks and rewards of ownership and the Company has a present right to payment for the product, which is generally when the concentrate or doré is delivered to a location designated by the customer, or when gold credits are transferred to the customer. Revenue from the sale of metals is recognized on a net basis, after metal deductions, smelting, refining and other charges.

The sales amount is typically based on quoted market and contractual prices which are fixed at the time the shipment is received at the customers’ premises. In certain circumstances the sales price of metals in concentrate may be determined in a period subsequent to the date of sale (provisionally priced sales) based on the terms of specific copper concentrate contracts. Provisionally priced sales are recognized based on an estimate of metal contained using forward market prices corresponding with the expected date that final sales prices will be fixed. The period between provisional pricing and final settlement can be up to one month. The settlement receivable is recorded at fair value each reporting period by reference to forward market prices until the date of final pricing, with the changes in fair value recorded as an adjustment to revenue.

In August 2021, the Company received an upfront cash deposit in connection with a precious metal purchase agreement with Royal Gold, which is accounted for as deferred revenue in accordance with IFRS 15. Deferred revenue consists of payments received by the Company in consideration for future commitments to deliver an amount of gold equivalent to a percentage of the gold produced from its NX Gold operations. As gold deliveries are made, the Company recognizes a portion of the deferred revenue as revenue, calculated on a per unit basis using the total number of gold ounces expected to be delivered over the life of the mine. The current portion of deferred revenue is based on deliveries anticipated over the next twelve months.

Interest expense on deferred revenue is recognized in finance costs as there is a significant financing component related to the precious metal purchase agreement, resulting from a difference in the timing of the upfront consideration received and delivery of the gold. The interest rate is determined based on the rate implicit in the precious metal purchase agreement at the date of inception.

Revenue to be recognized from the initial consideration received from the precious metal purchase agreement is considered variable, subject to changes in the total gold ounces to be delivered. Changes to variable consideration are reflected in revenue in profit or loss. The additional consideration to be received under the precious metal purchase agreement is considered variable, subject to changes in the total

    Notes to Financial Statements | Page 9

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

estimated gold ounces to be delivered and gold prices. Changes to variable consideration are accounted for prospectively as a cumulative catch-up and are recorded in revenue in profit or loss.

(b)Tax Incentives

The Company receives certain tax incentives in Brazil. These tax incentives are recognized in profit or loss in the period the incentives are received or receivable and recorded against the expenditure that they are intended to compensate.

(c)Finance Income and Finance Expense

Finance income includes interest on cash and cash equivalents, restricted cash and financial investments, and gains related to changes in the fair value of financial assets measured at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance expense comprises of interest expense on loans and borrowings, accretion expense on provisions, leases and deferred revenue, commitment fees and losses related to changes in the fair value of financial assets measured at fair value through profit or loss and expected credit losses. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

(d)Employee Benefits

Short-term employee benefit obligations are recognized as personnel expenses as the corresponding service is provided. Liabilities are recognized at the amount that is expected to be paid if the Company has a present legal or constructive obligation to pay that amount based on past services rendered by the employee, and the obligation can be estimated reliably. There are no long-term employee benefit plans.

(e)Taxation

Income tax expense comprises current and deferred tax. Current income tax is the expected tax payable or receivable on the taxable income or loss for the year using tax rates enacted or substantively enacted at the reporting date.

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted at the reporting date. Deferred income tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity. Deferred income tax is not recognized for the initial recognition of assets or liabilities in a transaction that is not a business combination and that effects neither accounting nor taxable income or loss, differences related to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future and taxable differences arising from the initial recognition of goodwill.

A deferred income tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Uncertainties over income tax treatments are evaluated on the basis of whether it is probable that they will be accepted upon examination by the relevant taxing authorities including Brazil. These uncertainties impact the amount of income taxes recognized. If it is determined that an uncertain income tax treatment is not

    Notes to Financial Statements | Page 10

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

probable of being accepted, the effect of the uncertain income tax treatment is reflected in the determination of income taxes based the most likely amount or, if there are a wide range of possible outcomes, the expected value.

(f)Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of consumable inventory is determined on a weighted average acquisition cost basis. Cost of stockpile inventory, products in progress and finished goods is determined based on a weighted average production cost basis and includes the cost of mining and processing ore including direct labour and materials; depreciation and amortization; and an appropriate share of production overheads based on normal operating capacity.

Net realizable value of stockpile inventory, products in progress and finished goods is the estimated selling price in the ordinary course of business, less estimated completion costs and selling expenses. Write-downs of inventories to net realizable value are included in the cost of sales in the period of the write-down. A write-down of inventories is reversed in a subsequent period if there is a subsequent increase in the net realizable value of the related inventories.

Provisions for low turnover or obsolete supplies and consumables inventory are established by management as deemed necessary and is included in cost of sales.

(g)Mineral Property, Plant and Equipment

Mineral property, plant and equipment is measured at acquisition or construction cost, including capitalized borrowing costs, less accumulated depreciation and accumulated impairment losses.

(i)Acquisition and disposal

The cost of mineral property, plant and equipment include expenditures directly attributable to an asset’s acquisition. The cost of assets constructed by Company includes the cost of materials and direct labor, any other costs to bring the asset in the place and conditions required to be operated in the manner intended by management, costs of disassembly and restoration of the site and borrowing costs on qualifying assets.

When parts of mineral property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of mineral property, plant and equipment.

Gains and losses on disposal of mineral property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of equipment and are recognized net within other income.

(ii)Subsequent costs

The cost of replacing plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the item will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced item is derecognized. The maintenance service costs of equipment are included in profit or loss.

    Notes to Financial Statements | Page 11

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(iii)Development and construction-in-progress

When economically viable mineral reserves have been determined and the decision to proceed with development has been approved, exploration and evaluation assets are first assessed for impairment, then reclassified to construction-in-progress or mineral properties. The expenditures related to development and construction are capitalized as construction-in-progress and are included within mineral property, plant and equipment. Construction-in-progress includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use including advances on long-lead items. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that takes a substantial period of time to get ready for its intended use are capitalized as part of construction-in-progress until the asset is substantially ready for its intended use. Construction-in-progress is not depreciated.

Once an asset is available for use, construction-in-progress costs are reclassified to mineral properties or plant and equipment.

Pre-production costs of removing overburden to access ore in the open pit mines and developing access headings in the underground mines are capitalized as pre-production stripping or development costs respectively and are included within mineral property, plant and equipment.

(iv)Mineral properties

Mineral properties consist of the cost of acquiring and developing mineral properties. Once in production, mineral properties are amortized on a units-of-production basis over the component of the ore body to which they relate.

(v)Stripping costs and development in the production phase

Where open pit production stripping or underground development activities do not result in inventory produced, but does provide improved access to the ore body, the costs are classified as mineral properties when these activities meet all of the following criteria: (1) it is probable that the future economic benefit associated with the activity will flow to the Company; (2) the Company can estimate the mineral reserve of the ore body for which access has been improved; and (3) the costs relating to the activity associated with that mineral reserve can be measured reliably.

For underground mines, costs incurred to access a mineral reserve of the ore body are capitalized to mineral properties or construction-in-progress and are depreciated on a units-of-production basis over the expected useful life of the identified mineral reserve of the ore body to which access has been improved as a result of the development activity. For open pit mines, stripping costs above average life of mine strip ratio (waste/ore) are capitalized to mineral properties or construction-in-progress and are depreciated over the related mineral reserves accessed by the stripping activity.

(vi)Mine closure and rehabilitation costs

The Company’s provision for mine closure and rehabilitation liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of a mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

    Notes to Financial Statements | Page 12

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(vii)Depreciation

Items of mineral properties, plant and equipment are depreciated based on the estimated economic useful life of each component as follows:

Buildings	Lessor of life of mine or up to 25 years
Mining equipment	4 years
Mobile equipment & other assets	5 years
Mineral properties	Units of production
Mine closure and rehabilitation costs	Units of production or period until remediation
Right of use assets	Shorter of the term of lease and life of asset

The depletion of mineral properties and mine closure and rehabilitation costs is determined based on the ratio of tonnes of copper/kg of gold contained in the ore mined and total proven and probable mineral reserve tonnes of contained copper/kg of contained gold.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

(h)Exploration and Evaluation Assets

Exploration and evaluation costs relate to the initial search for a mineral deposit, the cost of acquisition of a mineral property interest or exploration rights and the subsequent evaluation to determine the economic potential of the mineral deposit. The exploration and evaluation stage commences when the Company obtains the legal right or license to begin exploration. Once the legal rights or license is obtained, exploration and evaluation expenses are capitalized as exploration and evaluation assets. Costs incurred prior to the Company obtaining the legal rights are expensed.

When the exploration and evaluation of a mineral property indicates that development of the mineral property is technically and commercially feasible, the future economic benefits are probable, and the Company has the intention and sufficient resources to complete the development and use or sell the asset, the related costs are transferred from exploration and evaluation assets to mineral property, plant and equipment.
Management reviews the carrying value of capitalized exploration costs for indicators that the carrying value is impaired at least annually and when facts and circumstances suggest that the carrying amount may exceed the recoverable amount. The review is based on the Company’s intentions for further exploration and development of the undeveloped property, results of drilling, commodity prices and other economic and geological factors. Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a property does not prove viable, all non-recoverable costs associated with the project, net of any previous impairment provisions, are written off.

(i)Financial Instruments

Non-derivative financial assets

The Company classifies its financial assets in the following categories: at fair value through profit or loss (“FVTPL”), at fair value through other comprehensive income (“FVTOCI”) or at amortized cost. The classification depends on the purpose for which the financial assets were acquired. Management

    Notes to Financial Statements | Page 13

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

determines the classification of its financial assets at initial recognition. Measurement and classification of financial assets is dependent on the Company’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are derecognized when they mature or are sold, and substantially all the risks and rewards of ownership have been transferred.

Fair values

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

When measuring the fair value of an asset or liability, the Company uses observable market data, as much as possible. Fair values are classified into different levels in a hierarchy based on the inputs used in the valuation techniques, as follows:

•Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities.

•Level 2: inputs other than Level 1 quoted prices, that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•Level 3: inputs, for assets or liabilities, that are not based on observable market information (non-observable inputs).

The Company recognizes transfers between levels of the hierarchy of fair value at the end of the reporting period during which the change occurred.

When applicable, additional information on the assumptions used in the fair value calculations are disclosed in the specific notes of the corresponding asset or liability.

Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the income statement. Realized and unrealized gains and losses arising from changes in the fair value of the financial asset held at FVTPL are included in profit or loss in the period in which they arise. Derivatives are also categorized as FVTPL unless they are designated as hedges.

Financial assets at FVTOCI

Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. Gains or losses on financial assets classified as FVTOCI remain within accumulated other comprehensive income following the derecognition of the investment.

Financial assets at amortized cost

Financial assets at amortized cost are initially recognized at fair value and subsequently carried at amortized cost less any impairment. They are classified as current assets or non-current assets based on their maturity date. Gains and losses on derecognition of financial assets classified amortized cost are recognized in profit or loss.

    Notes to Financial Statements | Page 14

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Financial liabilities

Financial liabilities, other than derivative instruments, are recognized initially at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit and loss over the period to maturity using the effective interest method.

Derivative instruments

Derivative instruments, including embedded derivatives in executory contracts or financial liability contracts, are classified as at FVTPL and, accordingly, are recorded in the statement of financial position at fair value. Unrealized gains and losses on derivatives not designated in a hedging relationship are recorded as part of the revenue or expense item to which the derivative relates, depending on the nature of the derivative. Fair values for derivative instruments are determined using inputs based on market conditions existing at the balance sheet date or settlement date of the derivative. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.
Compound instruments

Equity components of compound instruments, such as convertible debt, are separated from the debt host contract using the residual method. The Company determines the fair value of the debt component by discounting the expected principal and interest payments using an appropriate discount rate reflective of debt instruments with similar risks but without the equity component. The difference between the proceeds received and the amount assigned to the debt component is allocated to the equity component.

Classification and measurement
The Company has assessed the classification and measurement of its financial assets and financial liabilities under IFRS 9 in the following table:

Measurement Category
Financial Assets
Cash and cash equivalents	Amortized Cost
Short-term investments	Amortized Cost
Trade receivables related to provisional priced sales	Fair value through profit or loss
Derivatives	Fair value through profit or loss
Notes and other receivables	Amortized Cost
Deposits	Amortized Cost
Financial Liabilities
Trade payables	Amortized Cost
Loans and borrowings	Amortized Cost
Derivatives	Fair value through profit or loss

    Notes to Financial Statements | Page 15

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Cash and cash equivalents

Cash is comprised of cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in fair value.
Short-term investments

Short-term investments are investments with original maturities of less than one year that are readily convertible into cash. Short-term investments are not subject to significant risk of change in fair value.

Trade receivables

Trade receivables relate to amounts receivable from sales with fixed or determinable payments that are not quoted in an active market. These receivables are non-interest bearing and are recognized at face amount, except when fair value is materially different, and are subsequently measured at amortized cost. Trade receivables recorded are net of lifetime expected credit losses.

(j)Impairment

i)Financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the loss allowance is measured for the financial asset at an amount equal to twelve months’ expected credit losses. For trade receivables the Company applies the simplified approach to providing for expected credit losses, which allows the use of a lifetime expected loss provision. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized. The expected lifetime credit loss provision for trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, when required. As at December 31, 2022, the Company has recognized a $3.3 million provision (note 23) for expected credit losses in relation to trade receivables from one of its six significant customers.

ii)Non-Financial assets

At each reporting date, the carrying amounts of the Company’s mineral property, plant and equipment and exploration and evaluation assets are reviewed to determine whether there is any indication that those assets are impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use, which is the present value of future cash flows expected to be derived from the asset or its related cash generating unit. For purposes of impairment testing, assets are grouped at the lowest levels that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the associated assets are reduced to their recoverable amount and the impairment loss is recognized in the profit or loss for the period.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment charge is reversed through profit or loss only to

    Notes to Financial Statements | Page 16

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of any applicable depreciation, if no impairment loss had been recognized.

(k)Provisions

i)Mine closure and rehabilitation provision

The Company records the present value of estimated costs of legal and constructive obligations related to mine closure and rehabilitation in the period in which the obligation occurs. Mine closure and rehabilitation activities include facility decommissioning and dismantling; removal and treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; and related costs required to perform this work and/or operate equipment designed to reduce or eliminate environmental effects. The provision is adjusted each period for new disturbances, and changes in regulatory requirements, the estimated amount of future cash flows required to discharge the obligation, the timing of such cash flows and the pre-tax discount rate specific to the liability. The unwinding of the discount is recognized in profit or loss as a finance expense.

When the provision is initially recognized, the corresponding cost is included in the carrying amount of the related asset and is amortized to profit or loss on a unit-of-production basis.

ii)Other provisions

Other provisions are recognized, based on a past event, when the Company has a legal or constructive obligation that can be estimated reliably, and it is probable that an economic mineral resource will be required to settle the obligation. Provisions are measured by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and specific risks for the liability. The discount is unwound over the period over which the cash flows are expected to be incurred with the related expense included in finance expense.

(l)Share-Based Compensation

The grant date fair value of equity settled share-based payment awards granted to employees and consultants, including directors and officers, is recognized as share-based compensation, with a corresponding increase in equity, over the period that the optionee unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be performed or satisfied such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. Performance share units and deferred share units are liability awards settled in cash and measured at the quoted market price at the grant date with the corresponding expense recognized over the period that the employees unconditionally become entitled to the awards. The corresponding liability is adjusted for changes in fair value at each subsequent reporting date until the awards are settled.

(m)Leases

A contract is or contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain re-measurements of the lease liability. The cost of the right-of-use asset includes the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs; and if

    Notes to Financial Statements | Page 17

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

applicable, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The incremental borrowing rate reflects the rate of interest that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Company does not recognize right-of-use assets and lease liabilities for leases of low-value assets and leases with lease terms that are less than 12 months. Lease payments associated with these leases are instead recognized as an expense over the lease term on either a straight-line basis, or another systematic basis if more representative of the pattern of benefit.

The Company has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

(n)Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares and share options are recognized as a deduction from equity, net of any tax effects. The Company includes the value of share purchase warrants included in the issuance of equity units, which consist of common shares and warrants, in share capital.

(o)Income per Share

Basic income per share is calculated by dividing the net income attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted income per common share is calculated by adjusting the weighted average number of common shares outstanding for the effect of conversion of all potentially dilutive share equivalents, such as stock options, share units and warrants. The dilutive effect of share options and warrants assumes that the receipt of proceeds upon exercise of the options are used to repurchase common shares at the average market price during the period. The net effect of the shares issued less the shares assumed to be repurchased is added to the basic weighted average shares outstanding. For convertible instruments, the common shares to be included in the diluted per share calculation assumes that the instrument is converted at the beginning of the period (or the issue date if later). For equity-settled share units (as defined herein, see note 15(d)), the common shares to be included in the diluted per share calculation is based on the number of shares that would be issuable if the reporting date were the end of the vesting period. The net income attributable to common shareholders is adjusted to eliminate related interest costs of dilutive securities recognized in net income for the period.

    Notes to Financial Statements | Page 18

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

4.    Segment Disclosure

Operating segments are determined by the way information is reported and used by the Company's Chief Operating Decision Maker ("CODM") to review operating performance. The Company monitors the operating results of its operating segments independently for the purpose of making decisions about resource allocation and performance assessment.

Following the formal approval by the Company's Board of Directors to proceed with construction of the Tucumã Project, the Company considers the Tucumã Project to be a significant reporting segment. For the year ended December 31, 2022, the Company’s reporting segments include its two operating mines in Brazil, the Caraíba Operations and the Xavantina Operations, its development project, the Tucumã Project in Brazil, and its corporate head office in Canada. The segmented information for the comparative periods have been adjusted to reflect the Company's reporting segments for the reporting year ended December 31, 2022 for consistency.

Significant information relating to the Company's reportable segments is summarized in the tables below:

    Notes to Financial Statements | Page 19

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Year ended December 31, 2022	Caraíba (Brazil)	Xavantina (Brazil)	Tucumã (Brazil)	Corporate and Other	Consolidated

Revenue	$351,405	$74,987	$—	$—	$426,392

Cost of production	(146,292)	(24,768)	—	—	(171,060)
Depreciation and depletion	(47,051)	(11,605)	—	—	(58,656)
Sales expense	(8,941)	(560)	—	—	(9,501)
Cost of sales	(202,284)	(36,933)	—	—	(239,217)

Gross profit	149,121	38,054	—	—	187,175

Expenses
General and administrative	(28,123)	(4,062)	—	(17,274)	(49,459)
Share-based compensation	—	—	—	(7,931)	(7,931)
Finance income	4,310	1,451	—	4,534	10,295
Finance expenses	(9,044)	(4,244)	—	(19,935)	(33,223)
Foreign exchange gain (loss)	19,812	232	—	(134)	19,910
Other expenses	(75)	(292)	—	(17)	(384)
Income (loss) before taxes	136,001	31,139	—	(40,757)	126,383
Current tax expense	(8,463)	(2,413)	—	(4,167)	(15,043)
Deferred tax (expense) recovery	(8,378)	105	—	—	(8,273)
Net income (loss)	$119,160	$28,831	$—	$(44,924)	$103,067

Capital expenditures(1)	209,143	30,773	59,428	7,155	306,499

Assets
Current	$114,374	$50,447	$144	$227,462	392,427
Non-current	623,731	74,874	88,245	8,799	795,649
Total Assets	$738,105	$125,321	$88,389	$236,261	$1,188,076
Total Liabilities	$98,904	$106,266	$9,595	$431,146	645,911

(1)     Capital expenditures include additions to mineral property, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs and additions of right-of-use assets.

During the year ended December 31, 2022, Caraíba earned revenues from four customers (December 31, 2021 - three) while Xavantina earned revenues from two customers (December 31, 2021 - two).

    Notes to Financial Statements | Page 20

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Year ended December 31, 2021	Caraíba (Brazil)	Xavantina (Brazil)	Tucumã (Brazil)	Corporate and Other	Consolidated

Revenue	$423,954	$65,961	$—	$—	$489,915

Cost of production	(96,975)	(19,837)	—	—	(116,812)
Depreciation and depletion	(39,202)	(7,800)	—	—	(47,002)
Sales expenses	(6,726)	(517)	—	—	(7,243)
Cost of sales	(142,903)	(28,154)	—	—	(171,057)

Gross profit	281,051	37,807	—	—	318,858

Expenses
General and administrative	(20,444)	(2,560)	—	(15,842)	(38,846)
Share-based compensation	—	—	—	(7,848)	(7,848)
Finance income	1,031	1,092	—	868	2,991
Finance expenses	(5,622)	(889)	—	(5,648)	(12,159)
Foreign exchange loss	(21,225)	(360)	—	(383)	(21,968)
NX Gold PMPA transaction fees	—	(1,219)	—	—	(1,219)
Other expenses	(2,382)	(507)	—	—	(2,889)
Income (loss) before taxes	232,409	33,364	—	(28,853)	236,920
Current tax expense	(15,087)	(4,406)	—	(2,935)	(22,428)
Deferred tax expense	(11,482)	(378)	—	—	(11,860)
Net income (loss)	$205,840	$28,580	$—	$(31,788)	$202,632

Assets
Current	$152,340	$35,734	$363	$20,249	208,686
Non-current	411,315	45,791	23,950	20	481,076
Total Assets	$563,655	$81,525	$24,313	$20,269	$689,762
Total Liabilities	$115,768	$109,679	$1,137	$67,688	294,272

    Notes to Financial Statements | Page 21

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

5.    Inventories

	December 31, 2022	December 31, 2021
Supplies and consumables	$23,043	$19,144
Stockpiles	2,125	2,880
Work in progress	1,234	1,658
Finished goods	4,553	2,337
	$30,955	$26,019

6.    Other Current Assets

	December 31, 2022	December 31, 2021
Advances to suppliers	$715	$402
Prepaid expenses and other	6,673	5,865
Derivatives (Note 23)	3,237	—
Note receivable (Note 23)	10,243	—
Advances to employees	667	458
Value added taxes recoverable	12,246	15,109
	$33,781	$21,834

    Notes to Financial Statements | Page 22

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

7.    Mineral Property, Plant and Equipment

	Buildings	Mining Equipment	Mineral Properties(1)	Projects in Progress(2)	Equipment & Other Assets	Deposit on Projects	Mine Closure Costs	Right-of-Use Assets	Total
Cost:
Balance, December 31, 2020	$14,882	$92,702	$313,762	$8,322	$8,478	$4,326	$7,536	$8,322	$458,330
Additions	19	7,538	37,719	100,682	1,130	25,696	5,162	10,425	188,371
Disposals	—	(1,004)	—	(1,821)	(3)	(7)	—	(575)	(3,410)
Transfers	4,626	33,217	67,556	(87,204)	814	(19,009)	—	—	—
Foreign exchange	(1,175)	(7,678)	(25,020)	(789)	(600)	(518)	(688)	(874)	(37,342)
Balance, December 31, 2021	18,352	124,775	394,017	19,190	9,819	10,488	12,010	17,298	605,949
Additions	885	62,081	125,004	64,779	8,722	31,984	1,354	11,666	306,475
Capitalized borrowing costs	—	—	—	6,246	—	—	—	—	6,246
Disposals	(736)	(1,917)	—	(2,241)	(9)	(2)	—	(1,541)	(6,446)
Transfers	2,280	1,512	8,453	26,303	185	(3,650)	—	—	35,083
Foreign exchange	1,257	8,004	26,213	(2,456)	545	454	824	1,026	35,867
Balance, December 31, 2022	$22,038	$194,455	$553,687	$111,821	$19,262	$39,274	$14,188	$28,449	$983,174

Accumulated depreciation:
Balance, December 31, 2020	$(3,916)	$(15,655)	$(90,539)	$—	$(4,583)	$—	$(3,315)	$(6,620)	$(124,628)
Depreciation expense	(808)	(12,664)	(26,475)	—	(1,489)	—	(985)	(4,869)	$(47,290)
Disposals	—	913	—	—	3	—	—	413	$1,329
Foreign exchange	296	1,463	7,125	—	336	—	260	588	$10,068
Balance, December 31, 2021	(4,428)	(25,943)	(109,889)	—	(5,733)	—	(4,040)	(10,488)	(160,521)
Depreciation expense	(1,047)	(16,373)	(33,378)	—	(973)	—	(914)	(7,530)	(60,215)
Disposals	734	1,672	60	—	70	—	—	913	3,449
Foreign exchange	(306)	(1,666)	(7,352)	—	(354)	—	(273)	(662)	(10,613)
Balance, December 31, 2022	$(5,047)	$(42,310)	$(150,559)	$—	$(6,990)	$—	$(5,227)	$(17,767)	$(227,900)

Net book value, December 31, 2021	$13,924	$98,832	$284,128	$19,190	$4,086	$10,488	$7,970	$6,810	$445,428
Net book value, December 31, 2022	$16,991	$152,145	$403,128	$111,821	$12,272	$39,274	$8,961	$10,682	$755,274
(1)     Mineral properties include $69.4 million (2021 - $67.1 million) of development costs which are not currently being depreciated.
(2)     A total of $35.1 million of exploration and evaluation assets related to the Tucumã Project were reclassified to mineral property, plant and equipment in 2022.

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

8.    Exploration and Evaluation Assets

In February 2022, the Board approved the construction of the Tucumã Project located in Tucumã, State of Pará, Brazil. Accordingly, $35.1 million of costs related to the project was reclassified from exploration and evaluation assets to mineral property, plant and equipment during the year ended December 31, 2022.

During the year ended December 31, 2022, the Company also paid $3.1 million in relation to two property option agreements. In order for the Company to acquire 100% of these properties, the Company will be required to complete certain drill programs, including a minimum of $7.2 million in exploration costs before the end of 2023 and, depending on results of these exploration programs, further option payments to complete the acquisitions is required. In the event that the Company exercises its option to acquire 100% interest in these properties, the optioners are expected to retain net smelter royalties of up to 1.5%.

9.     Deposits and Other Non-current Assets

	December 31, 2022	December 31, 2021
Value added taxes recoverable	$10,317	$—
Note receivable (Note 23)	10,387	—
Deposits and others	3,985	1,295
	$24,689	$1,295

10.    Accounts Payable and Accrued Liabilities

	December 31, 2022	December 31, 2021
Trade suppliers	$42,931	$25,404
Payroll and labour related liabilities	21,008	22,950
Value added tax and other tax payable	8,040	9,502
Cash-settled equity awards (Note 15(b) and (c))	6,684	5,285
Other accrued liabilities	5,940	3,243
	$84,603	$66,384

    Notes to Financial Statements | Page 24

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
11.    Loans and Borrowings

						Carrying value, including accrued interest
Description	Currency	Security	Time to Maturity (Months)	Coupon rate	Principal to be repaid	December 31, 2022	December 31, 2021
Senior Note	USD	Unsecured	85	6.50%	$400,000	$402,453	$—
Senior credit facility	USD	Secured	30	LIBOR plus 2.25% - 4.25%	—	—	48,303
Equipment finance loans	USD	Secured	2 - 46	5.00% - 7.95%	10,237	10,322	5,805
Equipment finance loans	EUR	Secured	38 - 42	5.25%	1,369	1,372	2,005
Equipment finance loans	BRL	Unsecured	26	13.89% - 15.12%	867	947	—
Bank loan (MCSA)	BRL	Unsecured	47	CDI + 0.50%	2,947	2,963	3,137
Total					$415,420	$418,057	$59,250

Current portion						$15,703	$4,344
Non-current portion						$402,354	$54,906

The movements in loans and borrowings are comprised of the following:

	Year ended December 31, 2022	Year ended December 31, 2021
Balance, beginning of year	$59,250	$168,102
Proceeds from issuance of Senior Notes, net	392,006	—
Proceeds from new equipment finance loans	9,489	4,826
Proceeds from new lines of credit	—	645
Principal and interest payments	(71,033)	(117,404)
Interest costs, including interest capitalized	26,666	5,177
Loss on debt modification	1,351	—
Foreign exchange	328	(2,096)
Balance, end of year	$418,057	$59,250

(a)     Senior Notes

In February 2022, the Company issued $400 million aggregate principal amount of senior unsecured notes (the “Senior Notes”). The Company received net proceeds of $392.0 million after transaction costs of $8.0 million. The Senior Notes mature on February 15, 2030 and bear annual interest at 6.5%, payable semi-annually in February and August of each year.

MCSA has provided a guarantee of the Senior Notes on a senior unsecured basis. The Senior Notes are direct, senior obligations of the Company and MCSA, and are not secured by any mortgage, pledge or charge.

The Senior Notes are subject to the following early redemption options by the Company:

    Notes to Financial Statements | Page 25

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
•On or after February 15, 2025, the Company has the option, in whole or in part, to redeem the Senior Notes at a price ranging from 103.25% to 100% of the principal amount together with accrued and unpaid interest, if any, to the date of redemption, with the rate decreasing based on the length of time the Senior Notes are outstanding;
•Before February 15, 2025, the Company may redeem some or all of the Senior Notes at 100% of the principal amount plus a “make whole” premium, plus accrued and unpaid interest, if any, to the date of redemption; and
•At any time before February 15, 2025, the Company may redeem up to 40% of the original principal amount of the Senior Notes with the proceeds of certain equity offerings at a redemption price of 106.50% of the principal amount of the Senior Notes, together with accrued and unpaid interest, if any, to the date of redemption.

Upon the occurrence of specific kinds of changes of control triggering events, each holder of the Senior Notes will have the right to cause the Company to repurchase some or all of its Senior Notes at 101% of their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date.

The Senior Notes are recognized as financial liabilities, net of unamortized transaction costs, and measured at amortized cost using an effective interest rate of 6.7%.

(b)    Senior Credit Facility

At December 31, 2021, the Company had a $150.0 million senior secured revolving credit facility ("Senior Credit Facility"), of which $50.0 million was drawn, with a syndicate of Canadian financial institutions with a maturity date of March 31, 2025. The Senior Credit Facility bears interest on a sliding scale at a rate of LIBOR plus 2.25% to 4.25% depending on the Company’s consolidated leverage ratio. Commitment fees for any undrawn portion of the Senior Credit Facility were on a sliding scale between 0.56% to 1.06%.

During the year ended December 31, 2022, following the issuance of Senior Notes, the Company paid off the remaining $50.0 million balance on its Senior Credit Facility and terminated its interest rate swap contracts for nominal consideration. The Senior Credit Facility was amended to reduce its limit from $150.0 million to $75.0 million, with an accordion option to increase the limit to $100.0 million at the election of the Company.

The Senior Credit Facility is secured by the shares of MCSA, NX Gold and Ero Gold. The Company is required to comply with certain financial covenants. As December 31, 2022, the Senior Credit Facility remains undrawn and the Company is in compliance with the financial covenants therein.

In January 2023, the Senior Credit Facility was further amended ("Amended Senior Credit Facility") to increase its limit from $75.0 million to $150.0 million and extended the maturity from March 2025 to December 2026. Amounts drawn on the Amended Senior Credit Facility will bear interest on a sliding scale of SOFR plus an applicable margin of 2.00% to 4.00% depending on the Company's consolidated leverage ratio. Commitment fees for the undrawn portion of the Amended Credit Facility will also be based on a sliding scale ranging from 0.45% to 0.90%.

12. Deferred Revenue

In August 2021, the Company entered into a precious metals purchase agreement (the “NX Gold PMPA”) with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., in relation to gold production from the Xavantina Operations. The Company received upfront cash consideration of $100.0 million for the purchase of 25% of an equivalent amount of gold to be produced from the NX Gold mine until 93,000 ounces of gold have been delivered and thereafter decreasing to 10% of gold produced over the remaining life of the mine. The contract will be settled by the Company delivering gold to Royal Gold. Royal Gold will make ongoing payments equal to 20% of the then prevailing spot gold price for each ounce of gold delivered until 49,000 ounces of gold

    Notes to Financial Statements | Page 26

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
have been received and 40% of the prevailing spot gold price for each ounce of gold delivered thereafter. Additional advances may be made by Royal Gold based on the Company achieving certain milestones as set out in the NX Gold PMPA. The Company incurred $1.2 million of transaction fees related to the contract which was recognized in net income.

The movements in deferred revenue during year December 31, 2022 are comprised of the following:

	December 31, 2022	December 31, 2021
Gold ounces delivered(1)	10,082	5,173

Balance, beginning of year	$94,222	$—
Advances received(2)	3,207	100,000
Accretion expense	3,407	1,501
Amortization of deferred revenue(3)	(14,781)	(7,279)
Balance, end of year	$86,055	$94,222

Current portion	$16,580	$10,511
Non-current portion	69,476	83,711

(1)        During the year ended December 31, 2022, the Company delivered 10,082 ounces of gold to Royal Gold for average consideration of $359 per ounce. At December 31, 2022, a cumulative 15,255 ounces of gold have been delivered under the PMPA.
(2)    During the year ended December 31, 2022, the Company received $1.7 million in Resource Growth Advance and $1.5 million in Exploration Advance, which were recognized as deferred revenue during the period.
(3)     Amortization of deferred revenue during the year ended December 31, 2022 includes $0.3 million for change in estimate in relation to additional advances received and the related change in life-of-mine production ounces.

As part of the NX Gold PMPA, the Company pledged its equity interest in Ero Gold and NX Gold to Royal Gold as collateral and provided unsecured limited recourse guarantees from Ero and NX Gold.

13.    Provision for rehabilitation and closure costs

	December 31, 2022	December 31, 2021
Balance, beginning of year	19,037	$18,970
Change in estimates	1,854	2,225
Accretion expense	2,191	1,077
Settled	(2,238)	(2,039)
Foreign exchange	1,328	(1,196)
Balance, end of year	$22,172	19,037

Provision for rehabilitation and closure costs is measured using management’s assumptions and estimates for future cash outflows in relation to mine closure and rehabilitation activities based on known disturbances as at the reporting date, known legal requirements and cost estimates prepared by a third-party specialist.

Management used a pre-tax discount rates in the range of 8.50% – 11.86% (2021 – 8.23% - 8.81%) and an inflation factor in the range of 3.25% - 5.31% (2021 – 3.00% - 5.03%) in preparing the Company’s provision for

    Notes to Financial Statements | Page 27

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
rehabilitation and closure costs. Although the ultimate amount to be incurred is uncertain, based on development, legal requirements and estimated costs as at December 31, 2022, the undiscounted inflation-adjusted liability for provision for rehabilitation and closure costs is estimated to be approximately $72.5 million (2021 - $65.5 million), of which $64.0 million (2021 - $59.4 million) relates to the Caraíba Operations, $8.5 million (2021 - $6.1 million) relates to the Xavantina Operations, and $2.1 million (2021 - nil) relates to the Tucumã Project. The cash expenditures are expected to commence upon projected closure and occur over a period of time, which for the Caraíba Operations is in a range from 2023 to 2047, for the Xavantina Operations is 2027 to 2035, and for the Tucumã Project is from 2036 to 2041.

14. Other Non-current Liabilities

	December 31, 2022	December 31, 2021
Cash-settled equity awards (Note 15(b))	$2,256	$2,524
Value added tax and other taxes payable	1,352	861
Withholding and taxes payable	3,902	2,935
Provision for legal and tax matters (Note 26)	1,578	2,331
Other liabilities	2,731	2,908
	$11,819	$11,559

15.     Share Capital

As at December 31, 2022, the Company’s authorized share capital consists of an unlimited number of common shares without par value. As at December 31, 2022, 92,182,633 common shares were outstanding.

(a)     Options

During the year ended December 31, 2022, the Company granted 449,248 (year ended December 31, 2021 - 316,910) options to employees of the Company at weighted average exercise price of $13.14 per share (year ended December 31, 2021 - $15.66) with a term to expiry of five years. These stock options vest in three equal installments on each annual anniversary date from the date of grant. The total fair value of these options on the grant date was $2.8 million (year ended December 31, 2021 - $1.8 million), which is recognized over the vesting period.

A continuity of the issued and outstanding options is as follows:

    Notes to Financial Statements | Page 28

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

	Year Ended December 31,
	2022		2021
	Number of Stock Options	Weighted Average Exercise Price	Number of Stock Options	Weighted Average Exercise Price
Outstanding stock options, beginning of year	4,202,389	$8.98	4,641,763	$7.91
Issued	449,248	13.14	316,910	15.66
Exercised	(1,812,558)	4.69	(725,121)	4.64
Cancelled	(58,005)	14.46	(31,163)	15.78
Outstanding stock options, end of year	2,781,074	$11.44	4,202,389	$8.98

The weighted average share price on the date of exercise for options exercised during the year ended December 31, 2022 was $12.44 (year ended December 31, 2021 - $19.01).

As at December 31, 2022, the following stock options were outstanding:

Weighted Average Exercise Prices	Number of Stock Options	Vested and Exercisable Number of Stock Options	Weighted Average Remaining Life in Years
$9.01 to $10.00 CAD	1,083,105	1,083,105	0.99
$10.01 to $20.00 CAD	1,117,823	468,737	3.84
$20.01 to $24.45 CAD	580,146	529,029	2.09
$15.49 CAD ($11.44 USD)	2,781,074	2,080,871	1.91

In determining the weighted average exercise price of all outstanding options in the tables above and below, the CAD prices were converted to USD at the December 31, 2022 exchange rate of 1.3544.

The fair value of options granted in the years ended December 31, 2022 and 2021 was determined using the Black-Scholes option pricing model. The weighted average inputs used in the measurement of fair values at grant date of the options are the following:

	Year Ended December 31,
	2022	2021
Expected term (years)	3.0	3.0
Forfeiture rate	—%	—%
Volatility	60%	56%
Dividend yield	—%	—%
Risk-free interest rate	3.86%	1.10%
Weighted-average fair value per option	$6.16	$5.57

    Notes to Financial Statements | Page 29

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

(b)     Performance Share Unit Plan

The Company has a performance share unit ("PSU") plan pursuant to which the Compensation Committee may grant PSUs to any director, officer, employee, or consultant of the Company or its subsidiaries. At the time of grant of PSUs, the Compensation Committee, may establish performance conditions for the vesting of the PSUs. The performance conditions may be graduated such that different percentages (which may be greater or lower than 100%) of the PSUs in a grant become vested depending on the satisfaction of one or more performance conditions. Performance conditions may include terms or conditions relating to: (i) the market price of the common shares; (ii) the return to holders of common shares, with or without reference to other comparable companies; (iii) the financial performance or results of the Company or its subsidiaries; (iv) the achievement of performance conditions or other performance criteria relating to the Company or its subsidiaries; (v) any other terms and conditions the Compensation Committee may in its sole discretion determine with respect to vesting or the acceleration of vesting; and (vi) the vesting date of the PSUs. The Compensation Committee may, in its discretion, subsequent to the grant of a PSU, waive any such performance condition or determine that it has been satisfied subject to applicable law, as well as determine the settlement of PSUs in shares or in cash. Each PSU entitles the holder thereof to receive one common share, or its equivalent cash value, on the redemption date selected by the Compensation Committee.

The continuity of PSUs issued and outstanding is as follows:

	Year Ended December 31,
	2022	2021
Outstanding balance, beginning of year	793,043	727,761
Issued	344,549	310,287
Settled	(212,765)	(223,231)
Cancelled	(43,039)	(21,774)
Outstanding balance, end of year	881,788	793,043

These PSUs will vest three years from the date of grant by the Compensation Committee and the number of PSUs that will vest may range from 0% to 200% of the number granted, subject to the satisfaction of certain market and non-market performance conditions. Each vested PSU entitles the holder thereof to receive on or about the applicable date of vesting of such share unit (i) one common share; (ii) a cash amount equal to the fair market value of one common share as at the applicable date of vesting; or (iii) a combination of (i) and (ii), as determined by the Compensation Committee in its sole discretion. The Company has elected to settle its PSUs using a combination of cash and common shares in the past. As such, based on its history of past settlements, PSUs are classified as liabilities.

For PSUs with non-market performance conditions, the fair value of the share units granted was initially recognized at the fair value using the share price at the date of grant, and subsequently remeasured at fair value on each balance sheet date. For PSUs with market performance conditions, the fair value was determined using a Geometric Brownian Motion model. As at December 31, 2022, the fair value of the PSU liability was $5.9 million (December 31, 2021 -$5.8 million).

    Notes to Financial Statements | Page 30

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
(c) Deferred Share Unit Plan

The Deferred Share Unit ("DSU") plan was established by the Board as a component of compensation for the Company's independent directors. Only independent directors are eligible to participate and to receive DSUs under the DSU Plan.  DSUs may be awarded by the Board from time to time to provide independent directors with appropriate equity-based compensation for the services they render to the Company and may be subject to terms and conditions with respect to vesting of such DSUs.  In addition, independent directors may elect to receive a portion or all of their respective annual cash remuneration in the form of DSUs, which will be fully vested upon such grant.  The number of DSUs to be awarded to a participant under the DSU Plan is determined by dividing the portion of that participant’s annual cash remuneration by the fair market value of a common share on the last day of the quarter in which such portion of the annual cash remuneration was earned. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment. A participant is not entitled to payment in respect of the DSUs until his or her death, retirement or removal from the Board.  The settlement amount of each DSU is based on the fair market value of a common share on the DSU redemption date multiplied by the number of DSUs being redeemed.

The continuity of DSUs issued and outstanding is as follows:

	Year ended December 31,
	2022	2021
Outstanding balance, beginning of year	131,085	79,230
Issued	88,876	51,855
Outstanding balance, end of year	219,961	131,085

At December 31, 2022, DSU liabilities had a fair value of $3.0 million (December 31, 2021 - $2.0 million) which has been recognized in accounts payable and accrued liabilities.

(d) Restricted Share Unit Plan

The Company has a restricted share unit ("RSU") plan pursuant to which the Compensation Committee may grant share units to any officer, employee, or consultant of the Company or its subsidiaries. RSUs issued under the plan entitles the holder thereof to receive one common share, without payment of additional consideration, on the redemption date selected by the Compensation Committee following the date of vesting of such share unit, which will be within 30 days of the date of vesting, or at a later deferred date, subject to certain exception and restrictions. RSUs granted will vest in three equal installments on each anniversary date from the date of grant. The fair value of these restricted share units is determined on the date of grant using the market price of the Company’s shares. Each RSU entitles the holder thereof to receive one common share, or its equivalent cash value, on the redemption date selected by the Compensation Committee.

During the year ended December 31, 2022, the Company granted 160,320 (year ended December 31, 2021 - 171,106) RSUs to employees of the Company at weighted average fair value of $13.86 per share (year ended December 31, 2021 - $14.26). The total fair value of these RSUs on the grant date was $2.2 million (year ended December 31, 2021 - $2.4 million), which is recognized over the vesting period.

    Notes to Financial Statements | Page 31

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
The continuity of RSUs issued and outstanding is as follows:

	Year ended December 31,
	2022	2021
Outstanding balance, beginning of year	171,106	—
Issued	160,320	171,106
Settled	(59,795)	—
Cancelled	(8,429)	—
Outstanding balance, end of year	263,202	171,106

(e)     Share-based compensation

	Year ended December 31,
	2022	2021
Stock options	$2,091	$2,925
Performance share unit plan	3,158	4,124
Deferred share unit plan	1,087	734
Restricted share unit plan	1,595	65
Share-based compensation(1)	$7,931	$7,848

(1)    For the year ended December 31, 2022, the Company recorded $3.7 million (year ended December 31, 2021 - $7.3 million) of share-based compensation in contributed surplus, and the remaining share-based compensation was recorded in liabilities.

(f)     Net Income per Share

	Year ended December 31,
	2022	2021
Weighted average number of common shares outstanding	90,789,925	88,602,367
Dilutive effects of:
Stock options	1,117,529	2,353,584
Share units	263,202	7,501
Weighted average number of diluted common shares outstanding(1)	92,170,656	90,963,452

Net income attributable to owners of the Company	$101,831	$201,053
Basic net income per share	1.12	2.27
Diluted net income per share	1.10	2.21

(1)     Weighted average number of diluted common shares outstanding for the year ended December 31, 2022 excluded 1,647,969 (year ended December 31, 2021 - 390,366) stock options that were anti-dilutive.

    Notes to Financial Statements | Page 32

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

16.     Revenue

	Year ended December 31,
	2022	2021
Copper
Sales within Brazil	$51,373	$131,595
Export sales	313,589	295,682
Adjustments on provisionally priced sales(1)	(13,558)	(3,323)
	351,404	423,954
Gold
Export sales	60,207	58,682
Amortization of deferred revenue(2)	14,781	7,279
	$74,988	$65,961
	$426,392	$489,915

(1)    Under the terms of the Company’s contract with its Brazilian domestic customer, sales are provisionally priced on the date of sale based on the previous month’s average copper price and subsequently settled based on the average copper price in the month of shipment. Provisionally priced sales to the Company's international customers are settled with a final sales price between zero to four months after shipment takes place and, therefore, are exposed to commodity price changes.

(2)    During the year ended December 31, 2022, the Company delivered 10,082 ounces of gold under a precious metals purchase agreement with Royal Gold (note 12) for average cash consideration of $359 per ounce and recognized $14.8 million in amortization of deferred revenue.

17.     Cost of Sales

	Year ended December 31,
	2022	2021
Materials	$41,848	$26,343
Salaries and benefits	50,216	39,497
Depreciation and depletion	58,656	47,002
Contracted services	32,239	21,373
Maintenance costs	26,373	18,162
Utilities	13,034	10,721
Sales expense	9,501	7,243
Other costs(1)	7,350	716
	$239,217	$171,057

(1)     Other costs in the year ended December 31, 2022 included $6.1 million of copper concentrates acquired from one of the Company's customers to settle accounts receivables in arrears. This concentrate was subsequently sold to a different customer for $6.0 million included in revenues.

    Notes to Financial Statements | Page 33

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

18.     General and Administrative Expenses

	Year ended December 31,
	2022	2021
Accounting and legal	$2,397	$1,625
Amortization and depreciation	313	288
Office and administration	9,293	5,890
Salaries and consulting fees	24,343	20,215
Incentive payments	8,213	7,126
Other	4,900	3,702
	$49,459	$38,846

19.    Finance Expense

	Year ended December 31,
	2022	2021
Interest on loans and borrowings(1)	$20,420	$5,177
Gain on interest rate swap derivatives	(896)	(469)
Accretion of deferred revenue	3,407	1,501
Accretion of mine closures and rehabilitation provisions	2,191	1,077
Interest on lease liabilities	706	413
Other finance expenses(2)	7,395	4,460
	$33,223	$12,159

(1)    During the year ended December 31, 2022, the Company capitalized $6.2 million (2021 - $nil) of borrowing costs to projects in progress.
(2)     Other finance expenses during the year ended December 31, 2022 included $3.3 million credit loss provision on certain accounts receivable (see Note 23).

20.    Foreign Exchange Gain (Loss)

The following foreign exchange gains (losses) arise as a result of balances and transactions in the Company’s Brazilian subsidiaries that are denominated in currencies other than the Brazilian Reals (BRL$), which is their functional currency.

    Notes to Financial Statements | Page 34

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

	Year ended December 31,
	2022	2021
Foreign exchange gain (loss) on USD denominated debt in Brazil	$3,890	$(5,370)
Realized foreign exchange loss on derivative contracts (note 23)	(12,498)	(22,240)
Unrealized foreign exchange gain on derivative contracts (note 23)	33,092	3,911
Foreign exchange (loss) gain on other financial assets and liabilities	(4,574)	1,731
	$19,910	$(21,968)

21.    Income Taxes

(a)Reconciliation of income taxes

A reconciliation of the income tax expense to the amount calculated using the Company’s combined Canadian federal and provincial statutory income tax rate of 27% (2021 – 27%) is as follows:

	Year ended December 31,
	2022	2021
Net income in the year before tax	$126,383	$236,920
Tax rate	27%	27%
Income tax expense at statutory rate	$34,123	$63,968
Tax effect of:
Difference in tax rate of foreign jurisdictions	(15,858)	(29,888)
Non-taxable items	(5,618)	(7,465)
Change in temporary differences not previously recognized	8,762	6,618
Other	1,907	1,055
Income tax expense	$23,316	$34,288

	Year ended December 31,
	2022	2021
Current income tax:
Relating to current income tax charge	$15,043	$22,428
Deferred income tax:
Relating to origination and reversal of temporary differences	8,273	11,860
Income tax expense recognized in net income	$23,316	$34,288
Income tax expense recognized in other comprehensive income	523	576
Total income tax expense	$23,839	$34,864

    Notes to Financial Statements | Page 35

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
(b)Deferred income tax liabilities

The general movement in the deferred income tax liabilities is as follows:

	Year ended December 31,
	2022	2021
At the beginning of the year	$2,315	$14,223
Deferred income tax expense	(8,273)	(11,860)
Income tax expense recognized in OCI	(523)	(576)
Foreign exchange	252	528
At the end of the year	$(6,229)	$2,315

Recognized deferred tax and assets and liabilities consist of the following:

	December 31, 2022	December 31, 2021
Deferred tax assets:
Non-capital losses	$2,546	$2,905
Foreign exchange	2,087	8,458
Other	5,407	3,698
Mine closure and rehabilitation provision	3,381	2,903
	13,421	17,964
Deferred tax liabilities:
Mineral property, plant and equipment	(6,599)	(4,986)
Loans and borrowings	(9,321)	(8,775)
Other	(1,199)	(618)
Loans and borrowings	(2,531)	(1,270)
	(19,650)	(15,649)

Net deferred income tax (liabilities) assets	$(6,229)	$2,315

    Notes to Financial Statements | Page 36

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
Deferred tax assets of $30.4 million (December 31, 2021 - $21.4 million) have not been recognized for the following deductible temporary differences as it is not probable that the benefits of these temporary differences will be realized:

	Year ended December 31, 2022		Year ended December 31, 2021
	Brazil	Canada	Brazil	Canada
Exploration and evaluation assets	$37,077	$—	$34,660	$—
Mineral property, plant and equipment	—	969	—	922
Non-capital losses	—	72,535	—	44,521
Other	—	18,100	—	16,213
	$37,077	$91,604	$34,660	$61,656

At December 31, 2022, the Company had no loss carry forwards in Brazil (December 31, 2021 - $7.7 million) which can be carried forward indefinitely to offset future taxable income in Brazil. Use of losses carry forwards is limited to 30% of taxable income annually. The Company also had loss carry forwards in Canada totaling $82.0 million (December 31, 2021 - $48.0 million) which may be carried forward for 20 years to offset future taxable income, which expire between 2036 and 2042.

22.    Related Party Transactions

Key management personnel consist of the Company’s directors and officers. The remuneration of key management personnel during the year was as follows:

	Year ended December 31,
	2022	2021
Salaries and short-term benefits(1)	$11,058	$10,715
Share-based payments(2)	6,478	6,800
	$17,536	$17,515

(1)    Includes annual salary and short-term incentives or bonuses earned in the year.
(2)    Includes PSUs, RSUs, DSUs and stock option grants.
(3)    Effective January 1, 2022, key management compensation includes senior management in Brazil and amounts in the comparative period have been updated to reflect the change.

23.    Financial Instruments

Fair value

Fair values of financial assets and liabilities are determined based on available market information and valuation methodologies appropriate to each situation. Judgments are required in the interpretation of the market data to produce the most appropriate fair value estimates. The use of different market information and/or evaluation methodologies may have a material effect on the fair value amounts.

As at December 31, 2022, derivatives were measured at fair value based on Level 2 inputs.

    Notes to Financial Statements | Page 37

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

The carrying values of cash and cash equivalents, short-term investments, accounts receivable, deposits, and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity or market rates of interest used to discount amounts. At December 31, 2022, the carrying value of loans and borrowings, including accrued interest, was $418.1 million while the fair value is approximately $338.2 million. At December 31, 2022, the carrying value of notes receivable, including accrued interest, was $20.6 million and the fair value is also approximately $20.6 million.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at December 31, 2022 and December 31, 2021:

	December 31, 2022	December 31, 2021
Cash and cash equivalents	$177,702	$130,129
Short-term investments	139,700	—
Accounts receivable	10,289	30,704
Note receivable	20,630	—
Deposits and other non-current assets	3,985	1,295
	$352,306	$162,128

The Company invests cash and cash equivalents and short-term investments with financial institutions that are financially sound based on their credit rating.

The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. On November 30, 2022, one of the Company's customers in Brazil, Paranapanema S/A ("PMA"), filed for bankruptcy protection due to working capital difficulties after an operational incident in June which resulted in one of their plants being shutdown for 38 days. Preceding the announcement, the Company agreed to restructure PMA's outstanding accounts receivable balance of $23.9 million into a note receivable, guaranteed by certain assets of PMA, with payment terms over 24 monthly installments beginning in February 2023. The loan bears an annual interest rate equivalent to Brazil's CDI rate of approx. 13%. As a result of the arrangement, the Company recognized a credit loss provision of $3.3 million (2021 - $nil) in other finance expense during the year ended December 31, 2022. The amortized cost of the note receivable, net of the expected credit loss, at December 31, 2022 was $20.6 million, of which $10.2 million is classified as current and $10.4 million as non-current.

Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

The table below shows the Company's maturity of non-derivative financial liabilities on December 31, 2022:

    Notes to Financial Statements | Page 38

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

Non-derivative financial liabilities	Carrying value	Contractual cash flows	Up to 12 months	1 - 2 years	3 - 5 years	More than 5 years
Loans and borrowings (including interest)	$418,057	$612,040	$33,366	$31,112	$82,562	$465,000
Accounts payable and accrued liabilities	84,603	84,603	84,603	—	—	—
Other non-current liabilities	4,618	15,632	—	6,295	8,768	569
Leases	10,963	10,963	9,390	667	628	—
Total	$518,241	$723,238	$127,359	$38,074	$91,958	$465,569

As at December 31, 2022, the Company has made commitments for capital expenditures through contracts and purchase orders amounting to $184.7 million, which are expected to be incurred over a six-year period. In the normal course of operations, the Company may also enter into long-term contracts which can be cancelled with certain agreed customary notice periods without material penalties.

The Company also has derivative financial liabilities for foreign exchange collar contracts whose notional amounts and maturity information is disclosed below under foreign exchange currency risk and interest rate risk.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices. The purpose of market risk management is to manage and control exposures to market risks, within acceptable parameters, while optimizing return.

The Company may use derivatives, including forward contracts and swap contracts, to manage market risks.

(i) Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at December 31, 2022 relates to $11.7 million (December 31, 2021 – $7.8 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at December 31, 2022 on $44.6 million of intercompany loan balances (December 31, 2021 - $63.8 million) which have contractual repayment terms. Strengthening (weakening) in the Brazilian Real against the US dollar at December 31, 2022 by 10% and 20%, would have increased (decreased) pre-tax net income by $5.5 million and $11.0 million, respectively (December 31, 2021 – $7.0 million and $13.9 million). This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the year and excluding the impact of the derivatives below. The analysis assumes that all other variables, especially interest rates, are held constant.

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage market risks. At December 31, 2022, the Company has entered into foreign exchange collar contracts at zero cost for notional amounts of $270.0 million (December 31, 2021 - notional amount of $179.5 million) with an average floor rate of 5.12 BRL to US Dollar and an average cap rate of 6.29 BRL to US Dollar. The maturity dates of these contracts are from January 27, 2023 to December 29, 2023 and are financially settled on a net basis. As of December 31, 2022, the Company had contracts with three different counterparties and the fair value of these contracts was a net asset of $3.2 million (December 31, 2021 - liability of $28.7 million), consisting of an asset of $3.1 million included in other current assets, and an asset of $0.1 million included in deposits and other non-

    Notes to Financial Statements | Page 39

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
current assets in the statement of financial position. The fair value of foreign exchange contracts was determined based on option pricing models, forward foreign exchange rates and information provided by the counter party.

The change in fair value of foreign exchange collar contracts was a gain of $33.1 million for the year ended December 31, 2022 (a gain of $3.9 million for the year ended December 31, 2021) and has been recognized in foreign exchange gain (loss). In addition, during the year ended December 31, 2022, the Company recognized a realized loss of $12.5 million (realized loss of $22.2 million for the year ended December 31, 2021) related to the settlement of foreign currency forward collar contracts.

(ii) Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through Brazilian Real denominated bank loans of $2.9 million. Based on the Company’s net exposure at December 31, 2022, a 1% change in the variable rates would not materially impact its pre-tax annual net income.

(iii) Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks. During the year ended December 31, 2022, the Company entered into various swap contracts to mitigate its copper price exposure during the quotational period on provisionally priced sales, resulting in a realized loss of $0.1 million (2021 - $nil) recognized in other expenses.

At December 31, 2022, the Company has provisionally priced sales that are exposed to commodity price changes (note 16). Based on the Company’s net exposure at December 31, 2022, a 10% change in the price of copper would have an impact of $0.8 million on pre-tax net income.

In January 2023, the Company entered into a copper contracts at zero-cost on 3,000 tonnes of copper per month for February through December of 2023. These copper derivative contracts establish a floor price at $3.50 per pound of copper and a cap price of $4.76 per pound on total hedged volumes of 33,000 tonnes of copper, representing approximately 75% of estimated full-year production volumes.

24.    Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and production of its mine properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders.

The Company's capital consists of items included in shareholders’ equity, debt facilities net of cash and cash equivalents and short-term investments.

Management reviews the capital structure on a regular basis to ensure that the above-noted objectives are met. The Company manages the capital structure and makes adjustments to it considering changes in the economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new loans and borrowings, common shares, or acquire or dispose of assets.

Certain loan agreements contain operating and financial covenants that could restrict the ability of the Company and its subsidiaries. MCSA, Ero Gold, and NX Gold, to, among other things, incur additional indebtedness

    Notes to Financial Statements | Page 40

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)
needed to fund its respective operations, pay dividends or make other distributions, make investments, create liens, sell or transfer assets or enter into transactions with affiliates. There are no other restrictions or externally imposed capital requirements of the Company.

25. Supplemental Cash Flow Information

	Year ended December 31,
Net change in non-cash working capital items:	2022	2021
Accounts receivable	$(1,870)	$(12,180)
Inventories	(1,709)	(2,325)
Other assets	(13,836)	(8,297)
Accounts payable and accrued liabilities	(614)	7,704
	$(18,029)	$(15,098)

Non-cash investing and financing activities:
Change in mineral property, plant and equipment from change in estimates for provision for rehabilitation and closure costs	$1,354	$2,225
Additions to property, plant and equipment by leases	11,666	10,205
Non-cash increase in accounts payable in relation to capital expenditures	10,311	3,551
Transfer of PSU from equity reserves to liabilities	—	9,389

26.    Contingencies

Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters will have a material adverse effect on its consolidated financial statements. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effect of these changes in its consolidated financial statements in the period in which such changes occur.

As of December 31, 2022, based on the opinion of its legal advisers, the Company has not recognized provisions for the following claims as it is not probable that a cash outflow will occur:

    Notes to Financial Statements | Page 41

Ero Copper Corp.
Notes to Consolidated Financial Statements
(Tabular amounts in thousands of US Dollars, except share and per share amounts)

	December 31, 2022	December 31, 2021
Social security tax (a)	$3,849	$3,415
Taxes (b)	12,008	9,531
Labour	2,089	1,219
Mining and other (c)	7,641	6,791
	$25,587	$20,956

(a) Social security tax
Social security claims relate to potential social security tax payments related to past payments to employees, including profit sharing, and payments made to external contractors. The Company strongly believes, based on precedent court case rulings, that these claims will be cancelled after administrative and judicial discussions.

(b) Tax

The Company evaluates tax uncertainties as described in note (3)(e). There are 120 tax claims (2021 – 122 claims) against MCSA which were evaluated as possible, but not probable, losses. The main subjects under discussion for the tax claims involve the validity of tax credits used to offset federal taxes.

(c) Mining

There are five administrative claims (2021 – five claims) filed by the Nacional Mining Agency regarding alleged differences in the calculation of certain sales taxes on mining revenue by MCSA. The Company, based on the opinion of its legal advisors, does not believe such claims will result in a probable cash outflow.

    Notes to Financial Statements | Page 42